Filed by Khosla Ventures Acquisition Co II.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Khosla Ventures Acquisition Co. II

Commission File No. 001-40246

Bloomberg Interview Transcript – July 6, 2021

Nextdoor, getting ready to go public through a SPAC deal with Khosla Ventures are Bloomberg deals reporter Ed Hammond and has scored a pretty sweet interview with the heads of both companies. Ed why don’t you take it on from here.

Thank you so much Matt that’s right I’m joined by Sarah and indeed Vinod Khosla of Khosla Ventures. To talk about this SPAC. Sarah, let’s start with you. Congratulations, obviously. But this deal gives you roughly $700 million dollars in proceeds, What are you going to use them for and where does it take the company.

Yeah I thank you so much for having us. So, Nextdoor is already 1 in 3 households in the United States and 276,000 neighbourhoods across 11 countries. We are primed and ready for growth. What these proceeds do are number one they let us continue to grow new neighbours onto the platform. We are a network effect business — more neighbours means more content. It allows us to keep out and personalisation so when you come as a neighbour it feels like home. It’s a place where want to meet the people around you, and we want to keep investing for businesses. But the small local businesses who thrive in local communities but also our proprietary ad tech stack. Beyond that, of course, it’s about going global as well. We know Nextdoor works in every country around the world and we just need to get it there.

How does going global look for a company like Nextdoor because presumably there will be certain markets you’re targeting first and I wonder how that split between developed and developing world markets.

Yeah, it’s a great question. If you look at today in 2021 we’ve leaned in to outside of the US, the UK, Canada, Australia and the Netherlands as countries we saw as very strategic. I think in 2022 we will come back to the rest of Europe in countries that we are already launched in but want to go bigger and France, Italy, Spain, the Nordics and so on but Nextdoor’s definitely platform that we think can work in either a young developing country or in a more mature European country, and it’s really about just getting it going, getting started because we know that people want to connect locally and we know that things like local businesses and so on want to be part of a local platform

Vinod, you talked about the appeal of working with Sarah again and obviously guys have a pre-existing relationship going back to Square and indeed Square grew phenomenally. I think you talked about this morning being a $2 billion market cap company that went to 100. This deal values next to a roughly 4 and change how do you see this growing and could this be another 100 billion $ company or potentially even bigger out.

Picking numbers, Nextdoor is a neighborhood social network just like LinkedIn is a network of professionals. It really has strong network effects and an unusual feature which is online and offline effects which you seldom see in online networks so in terms of potential, we see a lot of potential. most growth is ahead of us. There is huge growth factor in of course the local advertising, international growth, but there is also non-advertising sources of revenue that are possible in the future that excite us. So how big can they be depends on how well the game executes but it’s not limited by the opportunity and we think we have a great team here.

Sarah, Vinod makes a good point about the existing opportunities a company like Nextdoor but indeed its track record for delivering over a long period of time. Let me ask why go down the SPAC route for this public market debut. Why not go down the traditional IPO or indeed a direct listing when this is as I say an already established business

Yeah we really had the choice. Frankly, and What we liked about the spac route was 3 things. The first was we could spend a lot more of an elongated period of time with investors, from picking the spac partner, and we wanted to pick a partner that brought more than just capital to the table, but then beginning with the PIPE process that we’ve just completed and through the DeSpac process we spend a lot of time of investors and you can see the outcome and just the blue chips that we’ve added during the PIPE like T. Rowe, Dragoneer, Soroban and existing investors like Tiger, Hedosophia. The second reason was really deal certainty. So when we looked at the timeline we will DeSPAC around the same time we thought we felt we could’ve fully gotten there with an S1 but now we know upfront the valuation we know approximately the proceeds, its actually bigger than we could have raised likely in an IPO scenario so that allows us really start planning and executing against that because we have money on our balance sheet today that we can use with some of that certainty that is coming in the fall. Third and finally, this ability to find a partner that brought more than just capital. 7 years of working with Vinod I really came to appreciate his ability to long-term think and his ability to push us outside of our comfort zone. So he talked about revenue streams that aren’t just ad based. He is going to push us and we are going to be the better for that. He is also a great recruiter in the valley and beyond so there are many reasons why we really in particular did it with Khosla and not just any SPAC out there.

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A big part of the ethos of this company is kindness and this aim to be a kind networking platform, indeed i think this company is going to trade on the KIND post-completion of this deal. I wonder how you manage that when you have this trend of social media platforms as a repository of choice for a lot of venom… How do you maintain that message on your platform without editorializing and censoring your users?

This is at the core of who we are. Nextdoor was founded on trust. You have to be confirmed as a real neighbor at a real address. Theres no avatars or bots and so we think part of it is social science, right, when people are their real selves and you might actually bump into them in the line at the local coffee shop, you inherently act better. That said we don’t want it to be all sweet and saccharine. Kind can sometimes get you into that zone. We want kind to read as bold. To bring tough conversations to the fore. To have people disagree but not be disagreeable. And that comes back so we can use technology in tandem with behavioral science. We do things like kindness reminder. If we see you posting something with some of that venom that you talked about, we actually slow you down and remind you that what you’re about to post is likely to be reported for example. That actually tends to make people be their better selves and they also think from here and not from here where their biases reside, so we’ve done a lot of work to wrap technology into this. So It’s not about moderation and editorialising, rather it’s about how do we utilise technology to help people engage but in much more constructive ways, even though sometimes it means it took down engagement. We don’t want to just fuel the engagement fire for growth at any cost. We will leave great growth comes because you build a platform that people feel welcome onto.

Vinod, Sarah, before I let you go, Vinod quick quick question for you. The SPAC boom obviously is something we are seeing slowdown, we’ve seen that reflected in the way these vehicles are now trading. Do you think this particular market bubble has run its course?

You know there are good things about SPACs and bad things about SPACs. You know BioTech has always been able to do IPOS without having revenue for five, ten years. The ability to explain your future when it’s different when you pass which we see in the case of Nextdoor accelerating growth is a real benefit to companies when they concern bring in an IPO versus a SPAC in my view any we can limit abuses in the SPAC market for example no warrants, no longer lock-ups, more regulation so investors, companies are held to the same standard as if they were doing an IPO, I think it’s a very good important tool, but the slowdown is healthy and will result in better SPACs and better SPAC behaviour

Vinod Khosla and Sarah Friar, great conversation. Thank you so much for taking the time to join me. With that Matt, Turning back to you.

Yeah, thanks very much as well for getting them on I think a kindness reminder, think before you post, is something that a lot of people could use.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Nextdoor, Inc. (“Nextdoor”) and Kholsa Ventures Acquisition Co. II (“KVSB”). These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of KVSB’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, the registration statement on Form S-4 and other documents filed by KVSB from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Nextdoor and KVSB assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Nextdoor nor KVSB gives any assurance that either Nextdoor or KVSB will achieve its expectations.

Additional Information and Where to Find It / Non-Solicitation

In connection with the proposed transaction, SPAC intends to file a proxy statement with the U.S. Securities and Exchange Commission (“SEC”). The proxy statement will be sent to the stockholders of SPAC. SPAC and Target also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of SPAC are urged to read the proxy statement and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction. Investors and security holders will be able to obtain free copies of the proxy statement and all other relevant documents filed or that will be filed with the SEC by SPAC and Target through the website maintained by the SEC at www.sec.gov.

Participants in Solicitation

SPAC and Target and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from SPAC’s stockholders in connection with the proposed transaction. Information about SPAC’s directors and executive officers and their ownership of SPAC’s securities is set forth in SPAC’s filings with the SEC. To the extent that holdings of SPAC’s securities have changed since the amounts printed in SPAC’s Registration Statement on Form S-1, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. A list of the names of such directors and executive officers and information regarding their interests in the business combination will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

These communications do not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.